

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

<u>Via E-mail</u>
Aleksandr Chuiko
President
Karnet Capital Corp.
Lensoveta 42, apartment 48
Saint Petersburg, Russia 196143

> **Re:** **Karnet Capital Corp.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2014**
> **File No. 333-197724**

Dear Mr. Chuiko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:
     - Your disclosure indicates that you are a development stage company issuing penny stock;
     - You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
     - Since inception, you have not generated any revenues;
     - You have assets consisting only of $1,263 in cash and $5,125 in unidentified deposits;
     - You are dependent upon the proceeds of this offering to implement your business plan;
     - You have no employees; and

- You have received a going concern opinion from your independent public accountant.

  These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419. Please provide a detailed legal analysis explaining why you believe the company is not a blank check company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Calculation of Registration Fee

3. We note disclosure in footnote 2 stating that the calculation of the registration fee is made pursuant to Rule 457(a) under the Securities Act. However, since this offering is being made at a fixed price of $0.01 per share, registration fee should be calculated in accordance with Rule 457(o) of Regulation C. Please revise accordingly.

Prospectus Cover Page

4. Please limit your disclosures in the prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K. In addition, please revise your disclosures throughout the prospectus to remove redundancies and enable investors to focus on the material aspects of your disclosures. In this regard, we note, for example: that you have multiple risk factors relating to the unavailability of the Rule 144 safe harbor for holders of shares in a shell company; disclosure about your business plan is repeated verbatim multiple times in your MD&A section; and the undertakings set forth in Item 512(h) of Regulation S-K are found in three separate locations. Please note that this list is not meant to be exclusive. Please revise your disclosures accordingly.

5. With respect to the aggregate proceeds of the offering, please revise to also disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 3

6. We note a number of inconsistencies throughout your prospectus disclosures. For example:
   - in the fourth paragraph you state that you may "raise $90,000 from this offering or more," and make a reference on pages 18, 20 and 22 to raising more than $90,000;

> however, the shares are being offered at a fixed price and the maximum you may raise is $90,000;
>
> - on page three and elsewhere you state that your date of inception was January 31, 2014, but you state on page 14 that inception was September 5, 2013 and on page 31 that inception was January 1, 2014; and
> - on pages seven, nine, 14, 16, 18, 19, 21 and F-7 you refer to the provision of services by your company, but your business plan does not include a services component.
>
> Please revise your disclosures as necessary.

Summary Financial Information, page 5

7.   Please tell us and disclose why there is a line item for "Equipment" in your financial summary, but not on your Balance Sheet, and why the line item "Cash and Deposits" in the amount of $1,263 is different than the line item description on your Balance Sheet for the corresponding amount.

Risk Factors, page 5

As an "Emerging Growth Company" under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements, page 8

8.   Please revise the description of the reduced executive compensation disclosure in the last bullet point of this risk factor to state that as an emerging growth company you would be subject to the existing scaled executive compensation disclosure requirements for smaller reporting companies.

Because our sole officer and director owns 100% of the company's shares and will own … page 10

9.   Please correct the first sentence of this risk factor to reflect that if 100%, 75%, 50%, and 25% of the shares are sold, Mr. Chuiko will hold respectively 40%, 47%, 57%, and 73% of the total shares outstanding. Please address this comment with respect to the disclosure under the heading "Non-Cumulative Voting" on page 36.

Our executive officer and director does not have any experience conducting a best-effort … page 11

10.   Please expand your discussion to include the risks posed by Mr. Chuiko's seeming lack of experience in marketing, sales, and engaging in import-export operations.

Use of Proceeds, page 13

11.   Please discuss your plans if substantially less than the minimum proceeds are obtained, and please indicate the order of priority among the purposes you list here. See Instruction 1 to Item 504 of Regulation S-K.

12.   In the last paragraph of your disclosure, please clarify the references to product development and seasonality. We note that your business plan does not contemplate the development of products, and that you do not discuss seasonality in the market for garburators elsewhere in this prospectus.

Dilution, page 14

13.   Please reconcile your disclosure that there will be up to 16,000,000 shares outstanding after completion of the offering with the current amount of outstanding shares and the amount being offered. Also please provide support for your dilution calculation.

14.   Please advise why the table of dilution is based upon shares outstanding as of May 23, 2014, and how you derived stockholder's equity of $2,472, which does not appear to correlate to your financial statements.

Management's Discussion and Analysis or Plan of Operation, page 15

15.   Please revise your prospectus to remove the statement that your forward-looking statements apply only as of the date of this prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.

12 Month Plan of Operations, page 16

16.   We note disclosure of your plan to sign distributorship contracts with home appliances chains and stores. In light of your lack of operating history and financial resources, please revise your disclosure to explain the basis upon which established chain stores, having a greater purchasing power compared to you, would buy supplies from you rather than directly from a third party manufacturer.

17.   Please revise your disclosure to provide an objective criteria for seemingly subjective statements regarding "the strengths of [y]our business model and services, [y]our guarantee of quality and satisfaction, and [y]our value proposition."

18.   Please clarify the manner in which "[y]our value proposition … offers more value to [y]our customers than available alternatives."

19.   On page 20 you state that if you raise $90,000 you will spend $1,000 on a website. However, on page 21 you state that your budget for the website will be $650. Please revise.

20.   At the beginning of page 22 you state that you require a "minimum of $90,000" to implement your operations. However, elsewhere in the filing it appears that you would require a minimum of $30,000 to start implementing your business plan. Please advise or revise your disclosure as appropriate.

21.   Please revise your disclosure at the end of page 22 to state that you have signed a contract for the sale of goods with Kalynka 25 and that you purchased a lot of 50 garburators. In this regard, we note related disclosure in the second paragraph of page 3. Please clarify whether the purchase of the 50 Food Waste Disposal Units was made pursuant to the Distribution Contract with Trans-Trade Capital, LLP (Exhibit 10.3) and how you were able to finance this purchase.

Liquidity and Capital Resources, page 23

22.   Please clarify what private offerings you are referring to in the fourth paragraph under this heading. Please disclose whether you currently have any commitments or related arrangements to raise funds.

Description of Business, page 25

23.   Where appropriate, please briefly describe the business of Kalynka 25, including the number of stores that your garburators will be distributed to and the geographic dispersion of these stores. Refer to Item 101(h)(4)(ii) of Regulation S-K. In addition, please disclose if true that the contract for the sale of goods imposes no minimum purchase requirements on the buyer.

5. Freight and Storage, page 27

24.   Please revise your disclosure to identify your "distributor's warehouse" and who you consider to be your distributor.

Contracts, page 27

25.   We note your disclosure stating that you have signed an agreement with Trans-Trade Capital, LLP to manufacture and supply you with food waste disposal units, and according to material term No. 6, the total cost of the contract is $1,000,000. Please expand your disclosure to discuss any time restrictions you have to purchase $1,000,000 worth of units from the manufacturer and any penalties you will incur if you do not purchase this amount of product. In addition, please disclose (i) the intended meaning of

the term "Territory" as it is not defined under the contract (Exhibit 10.3), and (ii) that you have no obligation to purchase a minimum amount of products under the contract.

26.   Please ensure that the terms "Seller" and "Distributor" are consistently used throughout this section. In this regard, we note that you refer to the Distributor as Buyer in clauses 8 and 9 of the disclosure.

27.   Please include a risk factor discussing the risks inherent in doing business in Russia, as well as the currency risks raised by your business model of purchasing garburators in dollars or Euros and reselling them in what will presumably be rubles. If your products will be sold for rubles, please disclose this fact where appropriate.

6. Distributorship Channel, page 28

28.   Please remove references to third-party websites from your disclosures. Please see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for guidance regarding the use of hyperlinks in your prospectus.

10. Competition, page 28

29.   On page nine you state that you operate in a highly competitive environment, and on pages 18, 20 and 22 you disclose that you operate in a price competitive market. However, on pages three, 27 and 28 you state that the penetration of garburators into the Russian market is low, there is relatively low competition in your market and there are few competitors to your business. Please revise yours disclosures as necessary to eliminate inconsistencies.

Government Regulations, page 29

30.   Please clarify why you will be required to obtain "Municipal business Licenses from UK Municipal government." Please also clarify what the "UK Municipal government" refers to. Please ensure that your revised disclosure includes the length of time that it will take to receive the licenses that you require, the duration of these licenses, and the effect of revocation of the licenses. In addition, please discuss whether you expect to be subject to any import and tax duties.

Directors, Executive Officer, Promoter and Control Persons, page 29

31.   Please disclose what Mr. Chuiko's work at Jel.Dor.Stroy consisted of, as well as identify the specific experience, qualifications, attributes or skills qualifying him to serve as a director. Please refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

32.   Your reference here to a $100 loan from Mr. Chuiko appears to be inconsistent with disclosure under "Note 4 – Loan From Director" on page F-7 stating that your sole director loaned you $500. Please revise.

33.   Please revise to include the terms of Mr. Chuiko's commitment to loan you the costs of pursuing this offering and to implement your business plan for the next 12 months.

Plan of Distribution, Terms of the Offering, page 33

34.   Please elaborate on the manner in which the securities will be offered by your officer or director. For example, how will Mr. Chuiko identify those who might have an interest in purchasing shares? Please provide us copies of any materials that your officer and director intends to use to solicit investors.

Procedures for Subscribing, page 35

35.   Please file your subscription agreement as an exhibit to the registration statement with your next amendment.

Stock Transfer Agent, page 37

36.   You state here that you do not have a stock transfer agent, but on page II-1 you state that the transfer agent fees associated with this offering will be $2,300.00. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Scott D. Olson, Esq. *(via e-mail)*